1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 21, 2022

VIA EDGAR

David L. Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,538

Dear Mr. Orlic:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,538 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares iBonds Dec 2032 Term Treasury ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 19, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with the responses to these comments and a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided responses to these comments and a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2: The section of the Prospectus titled “More Information About the Fund” and the section of the Statement of Additional Information (“SAI”) titled “Additional Information Concerning the Trust” states the following: “Upon the Fund’s termination, it will distribute substantially all of its net assets, after making appropriate provision for any liabilities of the Fund, to then-current shareholders pursuant to a plan of liquidation” (emphasis added). Please amend this disclosure to state that “Upon the Fund’s termination, it will distribute its remaining net assets . . . .” to conform with the disclosure in the “Principal Investment Strategies” section of the Prospectus.

Securities and Exchange Commission

June 21, 2022

Response: The Trust respectfully notes that Form N-1A, Item 9(a), (b) (the section of the Prospectus titled “More information about the Fund”) requires the disclosure of the Fund’s investment objectives and a description of how the Fund intends to achieve its investment objectives. In the “More Information About the Fund” section the Trust does so by explaining “that the Fund will distribute substantially all of its net assets, after making appropriate provision for any liabilities of the Fund . . . .” Form N-1A, Item 4(a) directs the Trust to, “Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objective.” The Trust respectfully submits that in an effort to not simply duplicate Item 9(b) disclosure, the Trust . . . summarizes the response to Item 9(b) by stating that “Upon its termination, the Fund will distribute its remaining net assets.”

Comment 3: Please confirm that for purposes of the 80% test disclosed on page S-3 of the Prospectus, cash and cash equivalents will not be included as part of the 80% portion of the test.

Response: The Trust confirms that cash and cash equivalents will not be included as part of the 80% portion of the test disclosed on page S-3.

Comment 4: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 5: If the Underlying Index is currently concentrated in an industry or group of industries, please disclose the relevant risks related to concentration.

Response: The Trust respectfully notes that “Concentration Risk,” which is included as a principal risk, states: “The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class.” As described in the “Principal Investment Strategies” section, the Fund will invest in U.S. Treasury securities and the related risk, “U.S. Treasury Obligations Risk,” is described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors.

Securities and Exchange Commission

June 21, 2022

Comment 6: The “Interest Rate Risk” disclosure in the Prospectus includes disclosures regarding floating rate debt securities, which is inconsistent with the language in the “Principal Investment Strategies” section that states that securities in the Underlying Index must have a fixed coupon schedule. Please either revise the Principal Investment Strategies section to include a reference to investments in floating rate debt securities or remove the reference to floating rate debt securities from the Interest Rate Risk disclosure.

Response: The Trust confirms that floating rate debt securities are not a principal investment of the Fund or the Underlying Index. The Trust has updated the Interest Rate Risk accordingly.

Comment 7: The “More Information About the Fund” section of the Prospectus states that the “performance of the Fund and the Underlying Index may vary for a number of reasons, including . . . non-U.S. currency valuations, . . . corporate actions (such as mergers and spin-offs).” Since this Fund invests in U.S. Treasury securities, please explain why this disclosure is included for the Fund or update the disclosure.

Response: The disclosure has been updated as requested.

Comment 8: The “Index-Related Risk” disclosure on page 4 of the Prospectus states the following: “Such errors may negatively or positively impact the Fund and its shareholders. . . . Shareholders should understand that any gains from Index Provider errors will be kept by the Fund and its shareholders . . . .” The Staff notes that the references to the errors “positively” impacting the Fund and “gains” from the errors are not risks and should be deleted from the risk disclosure.

Response: The Trust respectfully notes that it is providing the references to the positive impact of errors and gains of errors in seeking to provide a comprehensive explanation of Index Provider errors, which errors do represent risks to the Fund and its shareholders.

Comment 9: Since this Fund invests in U.S. Treasury securities, please delete LIBOR Risk and LIBOR Replacement Risk from the “General Considerations and Risks” section of the SAI.

Response: The disclosure has been updated as requested.

Comment 10: Page 12 of the SAI states that the Underlying Index of the Fund is composed of “approximately 1” component and requests that the Trust confirm this is correct and update the disclosure if necessary.

Response: The Trust confirms that the Underlying Index is composed of 1 component.

Comment 11: Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) the acceptance of the basket would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Trust, have an adverse effect on the Fund or the rights of Beneficial

Securities and Exchange Commission

June 21, 2022

Owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust notes that it is evaluating this comment and continues to discuss it with the Staff. The Trust respectfully notes its prior response to this comment in the comment response letter dated December 16, 2021, filed by the Trust on behalf of iShares MSCI China Multisector Tech ETF, a series of the Trust, which continues to be applicable.

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Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland

Nick Cordell

Michael Gung

Luis Mora

George Rafal

John Rupp